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                                                                    EXHIBIT 99.1










                               MEDIA LOGIC, INC.



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                              1,000,000 shares of
                                  Common Stock



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                            STOCK PURCHASE AGREEMENT


                         Dated as of September 25, 1995



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                               STOCK PURCHASE AGREEMENT


    This Agreement is by and between Media Logic, Inc., a Massachusetts corporation (the "Company"), with principal offices at 310 South Street, Plainville, Massachusetts 02762, and Raymond Leclerc (the "Purchaser"), an individual residing at 4501 Pond Apple Drive, Naples, Florida 33999.

    In consideration of the mutual covenants contained in this Agreement, the parties agree as follows:

    SECTION 1. Agreement to Sell and Purchase the Shares. At the Closing (as hereinafter defined), the Company shall sell to the Purchaser, and the Purchaser shall buy from the Company, upon the terms and conditions hereinafter set forth, 1,000,000 shares (the "Shares") of Common Stock, $.01 par value per share ("Common Stock"), of the Company at a purchase price of $5.00, being not less than the average of the closing prices for the Common Stock on the American Stock Exchange for the ten trading days immediately preceding the Closing.

    SECTION 2. Acknowledgements and Agreements of the Purchaser. The Purchaser acknowledges and agrees that:

    (a) he will not resell any of the Shares for a year after the Closing and, after that but prior to the third anniversary of the Closing, he will not sell shares representing 5% or more of the Common Stock outstanding to any party without the Company's consent, which will not be unreasonably withheld;

    (b) prior to the third anniversary of the Closing, he will not acquire shares of Common Stock which would result in his owning more than 25% of the Common Stock then outstanding; and

    (c) he acknowledges that the Shares are not registered under federal securities laws and he will comply with all applicable securities laws in connection with any future resale of Shares, including but not limited to the SEC's Rule 144, with which he has familiarized himself.

    SECTION 3. Agreements and Undertakings of the Company. In connection with the sale and purchase of the Shares hereunder, the Company covenants and agrees with the Purchaser as follows:

    (a) the Purchaser will be appointed as a director of the Company as promptly after the Closing as practicable and will be nominated and endorsed by the Board as a director at each annual stockholders' meeting so long as he beneficially owns 10% or more of the Common Stock outstanding;

    (b) as a director, the Purchaser will be appointed to the Compensation Committee of the Board;

    (c) the Company will afford the Purchaser the opportunity to have Shares included in registered public offerings that it does, if the Purchaser so requests, subject to usual and customary provisions and, unless and until Rule 144 permits him to resell Shares after one year, he will also have the right to demand one registration of the public resale of Shares; and

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    (d)  the net proceeds of the sale of the Shares to the Purchaser will be used solely for the Company's automated data library (ADL) business.

    SECTION 4. Changes; Counterparts. Any term of this Agreement may be amended or compliance therewith waived with the written consent of both parties hereto. This Agreement may be executed in counterparts, each of which shall constitute an original, but all of which, when taken together, shall constitute but one instrument, and shall become effective when one or more counterparts have been signed by each party hereto and delivered to the other parties.

    IN WITNESS WHEREOF, the parties hereto have duly executed this Agreement as of the 25th day of September, 1995.


         THE COMPANY:             MEDIA LOGIC, INC


                                  By: /s/ William E. Davis, Jr.
                                      --------------------------------
                                      Name: William E. Davis, Jr.
                                      Title: Chief Executive Officer


         THE PURCHASER:               /s/ Raymond Leclerc
                                      --------------------------------
                                       Raymond Leclerc




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